Exhibit 99.1

Noah Holdings Limited to Hold Extraordinary General Meeting on October 26, 2023

SHANGHAI, September 18, 2023 /PRNewswire/ —Noah Holdings Limited (the “Company” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today published a circular (the “EGM Circular”) to provide shareholders with information on the proposal that will be put forward at the Company’s extraordinary general meeting of the shareholders (the “EGM”) for shareholders’ approval and a notice of the EGM (the “EGM Notice”). The EGM will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, October 26, 2023 at 9:00 a.m., Hong Kong time, for the purpose to consider and vote on the resolution set forth in the EGM Notice. The EGM Circular, EGM Notice and form of proxy for the EGM are available on the Company’s investor relations website at ir.noahgroup.com. The Company’s board of directors fully supports the proposed resolution and recommends that shareholders and holders of ADSs vote in favor of the resolution set out in the EGM Notice.

Holders of record of ordinary shares of the Company as of the close of business on Tuesday, September 12, 2023, Hong Kong time, are entitled to attend and vote at the EGM and any adjourned and postponed meeting thereof. Holders of the Company’s American depositary shares (the “ADSs”) as of the close of business on Tuesday, September 12, 2023, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs.

Noah has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (the “SEC”). Noah’s annual report on Form 20-F can be accessed on the SEC’s website at http://www.sec.gov. The Company has also published its annual report (the “2022 Annual Report”) for Hong Kong purposes pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), which can be accessed on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk. Both Noah’s Form 20-F and 2022 Annual Report can be accessed on the Company’s investor relations website at ir.noahgroup.com as well.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first half of 2023, Noah distributed RMB35.2 billion (US$4.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.9 billion (US$21.6 billion) as of June 30, 2023.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,375 relationship managers across 63 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. The Company’s wealth management business had 446,557 registered clients as of June 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com